December 29, 2006

Via U.S. Mail and Facsimile

Wei Chenghui
Chief Executive Officer and Chief Financial Officer
China Stationery And Office Supply, Inc.
c/o Ningbo Binbin Stationery
Qiaotouhu Industrial Park
Ninghai, Zhejiang Province 315611, P.R. China

	Re:	Dickie Walker Marine, Inc.
		Form 10-KSB for the Fiscal Year Ended September 30, 2005
		Filed December 22, 2005
		Form 8-K filed June 2, 2006
		File No. 0-49819

Dear Mr. Chenghui:

      We have limited our review to disclosure relating to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note the disclosure on page 3 of the above-referenced Form
8-K
filed by your predecessor that Ningbo Binbin Stationery Co. Ltd., of which you own 90% of the capital stock, has dealers and agents in over 30 countries and regions, including Iran. Iran is identified by the U.S. State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. The Form 8-K does not include any information about your business in Iran. Please describe for us your past, current, and any anticipated operations in, and other contacts with, Iran, whether through subsidiaries or other direct or indirect arrangements. Your response should describe any agreements, commercial arrangements or other contacts with the government of Iran or entities controlled by that government.
2. [0]Please discuss the materiality of the operations or other contacts described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.
You should address materiality in quantitative terms, including the dollar amounts of any associated revenues, assets, and liabilities.
Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company`s reputation and share value.

We note, for example, that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

Your qualitative materiality analysis also should address whether, and the extent to which, the Iranian government or entities controlled by the Iranian government have received cash or acted as intermediaries in connection with your operations.
3. We note the disclosure on page 3 of the above-referenced Form
8-K
that Ningbo Binbin Stationery Co. Ltd. also has dealers and agents in
"Korea."  Please confirm for us, if true, that by "Korea" you mean
South Korea.

* * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Pradip
Bhaumik,
Attorney-Advisor, at (202) 551-3333 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk


cc: 	Christopher Owings
		Assistant Director
		Division of Corporation Finance

		Mara Ransom
		Legal Branch Chief
		Division of Corporation Finance

		Brian Zucker
		Corporate Secretary and Director
		China Stationery And Office Supply, Inc.
		Fax: (212) 785-5867
Wei Chenghui
China Stationery And Office Supply, Inc.
December 29, 2006
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